


06010220

January 5, 2006

RECEIVED
2006 JAN 12 P 1:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 008/2006**

  Subject: Notification of the connected transaction in relation to lease agreements.

  Date: January 5, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
JAN 18 2006 E
THOMSON FINANCIAL

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dlw 1/13


AIS

January 5, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 008/2006**

  Subject: Notification of the connected transaction in relation to lease agreements.

  Date: January 5, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 5, 2006

AIS-CP 008/2006

January 5, 2006

Re: Notification of the connected transaction in relation to lease agreements

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the "Company") would like to inform you that the Company and its subsidiary have entered into the following lease agreements with the companies of a major shareholder of the Company:

Date of Transaction January 2006

Parties involved **Lessee:**
- Advanced Info Service Public Company Limited
- Advanced Contact Center Co., Ltd. (ACC), which is a 99.99% subsidiary of the Company.

Lessor:

	% holding of the Shinawatra Family
- SC Office Park Co., Ltd. (SOP)	60.00
- Worth Supplies Co., Ltd. (WS)	99.99
- OAI Asset Co., Ltd. (OA)	99.99
- Upcountry Land Co., Ltd. (UL)	99.99

Relationship SOP, WS, OA and UL are owned by the Shinawatra Family who is the major shareholder of Shin Corporation Public Co., Ltd. (SHIN), (49.61% holding) which is a major shareholder of the Company, (42.82% holding).

General Characteristics of the Transaction

- The Company rents office space in Shinawatra Tower 1 with SOP for one year starting from January 1, 2006 to December 31, 2006, for a total rental fee of Baht 77,915,298.
- The Company and ACC rent the office space in Shinawatra Tower 2 with SOP for one year starting from January 1, 2006 to December 31, 2006, for a total rental fee of Baht 80,494,920.
- The Company rents the office, parking space and store at Phaholyothin Soi 13 with OA for one year starting from January 1, 2006 to December 31, 2006, for a total rental fee of Baht 2,885,700.
- The Company rents the building in Chiang Mai with WS for one year starting from January 1, 2006 to December 31, 2006, for a total rental fee of Baht 7,880,484.
- The Company rents the building in Nakornsawan, and Suratthanee with UL for three years starting from January 1, 2006 to December 31, 2008, for a total rental fee of Baht 10,836,000.

The Basis of Pricing The lease agreements are entered into and renewed based on comparative market rates, the benefits of the spending area, location, environment and facilities. In particular, the Company engaged independent professional appraisers approved by the SEC Office to appraise the rental fees of Shinawatra Tower 1.

Connected Transaction and its Conditions

The entering into the lease agreements of the Company and its subsidiary are considered a connected transaction of a listed company prescribed in the Notification of the Stock Exchange of Thailand (SET) in relation to the rules, procedures and disclosure of connected transactions of listed companies. The size of the transaction is Baht 180,012,402, or 0.36% of net tangible assets as of September 30, 2005, thus the Company is required to report the transaction to the SET.